UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Maternova, Inc.

Legal status of issuer

> *Form*
> Corporation

> *Jurisdiction of Incorporation/Organization*
> Rhode Island

> *Date of organization*
> May 6, 2009

Physical address of issuer
460 Harris Avenue, Suite 201, Providence, RI 02909

Website of issuer
http://maternova.net

Name of intermediary through which the offering will be conducted
Republic

CIK number of intermediary
0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary
283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering

5.0% of the amount raised and $0.00

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
2% of same security

Type of security offered
SAFE (Simple Agreement for Future Equity)

Target number of securities to be offered
100,000

Price (or method for determining price)
$1.00

Target offering amount
$100,000.00

Oversubscriptions accepted:
☑   Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☑   First-come, first-served basis
☐   Other:

Maximum offering amount (if different from target offering amount)
$500,000.00

Deadline to reach the target offering amount
October 19, 2016

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$47,264	$44,509
Cash & Cash Equivalents	$16,351	$8,399
Accounts Receivable	$4,727	$6,051
Short-term Debt	$100,645	$80,364
Long-term Debt	-	-
Revenues/Sales	$169,268	$130,231
Total Operating Expenses	$94,897	$70,588
Taxes Paid	$500	$500
Net Income	-$50,654	-$35,506

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands


July 19, 2016

FORM C

Up to $500,000.00

Maternova, Inc.



SAFE (Simple Agreement for Future Equity)


This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Maternova, Inc., a Rhode Island Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in SAFEs (Simple Agreements for Future Equity) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $100,000.00 and up to $500,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of securities that can be purchased is $20.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Republic (the "Intermediary"). The Intermediary will be entitled to receive 2% of same security related to the purchase and sale of the Securities.

	Price to Purchasers	**Service Fees and Commissions (1)**	**Net Proceeds**
Minimum Individual Purchase Amount	$20.00	$1.00	$19.00
Aggregate Minimum Offering Amount	$100,000.00	$5,000.00	$95,000.00
Aggregate Maximum Offering Amount	$500,000.00	$25,000.00	$475,000.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these securities are exempt from registration. An issuer filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is July 19, 2016.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance *may vary in material respects from the performance projected in these forward-looking statements.*

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2017.

Once posted, the annual report may be found on the Company's website at: http://maternova.net.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least three annual reports pursuant to Regulation CF;
(4) the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Maternova, Inc. (the "Company") is a Rhode Island Corporation, formed on May 6, 2009.

The Company is located at 460 Harris Avenue, Suite 201, Providence, RI 02909.

The Company's website is http://maternova.net.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our securities, you should only consider the information contained in this Form C.

The Business
Maternova is solutions company using ecommerce to distribute obstetric and newborn devices to emerging and developing markets in a pioneering business model in the global health space. Recognized by Bloomberg BusinessWeek as a TOP 25 Social Entrepreneur in America, the company's reach has extended to touching lives in over 170 countries. Maternova, Inc. is revolutionizing the way life-saving global health products are discovered, accessed and distributed. We have built the first ecommerce platform focused on accelerating innovative solution sets in the $20B maternal/newborn health industry. The company began with a single product offering and a few dozen customers making small $30-$50 orders. By Q4 of 2015, Maternova had sold its first $50,000 order directly to a major customer. Exclusive supplier agreements ensure our innovative offerings, while in-country distributor partners ensure access to an established market. Maternova is in discussions for partnerships with larger corporate medical device manufacturers who see our platform as a unique sales channel.

The Business Plan
The Company designs, manufactures, and markets solution sets in the women's health space, bundling innovative medical devices and diagnostics to sell in customizable sets to fast-growing emerging markets.

8

The Offering

Minimum amount of SAFE (Simple Agreement for Future Equity) being offered	100,000
Total SAFE (Simple Agreement for Future Equity) outstanding after offering (if minimum amount reached)	100,000
Maximum amount of SAFE (Simple Agreement for Future Equity)	500,000
Total SAFE (Simple Agreement for Future Equity) outstanding after offering (if maximum amount reached)	500,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$20.00
Offering deadline	October 19, 2016
Use of proceeds	See the description of the use of proceeds on page 17 hereof.
Voting Rights	See the description of the voting rights on page 24 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Manufacturing or design defects, unanticipated use of the products we source, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Our global operations are required to comply with the US Foreign Corrupt Practices Act and similar anti-bribery laws in other jurisdictions and with US and foreign export control, trade embargo and customs laws.
If we fail to comply with them, we could suffer civil and criminal sanctions.

We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons with whom we contract.
In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Allyson E. Cote and Margaret E. Wirth, Co-founders of the Company. The Company has or intends to enter into employment agreements with Allyson E Cote and Margaret E. Wirth although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Allyson E. Cote and Margaret E. Wirth or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on both key persons.
The Company is dependent on Allyson E. Cote and Margaret E. Wirth in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to one of these individuals in the event of their death or disability. Therefore, if Allyson E. Cote die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

The development and commercialization of our products are moderately competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include other startup companies worldwide. Some of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products.

The Company has indicated that it has engaged in certain transactions with related persons, in the case of a small loan from 'friends and family' at the early stages of the company formation.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Health Care Reform Law
The 3% excise tax on domestic sales of medical devices by manufacturers and importers which began in 2013 may adversely affect sales and cost of goods sold.

For example, (i) where we purchase medical devices from third-party manufacturers, the manufacturers may increase their prices to cover their payment of the excise tax and our costs to purchase such medical devices may therefore increase and (ii) where we manufacture medical devices or are the importer of record, our cost of goods sold have increased because we are subject to paying the excise tax.

The healthcare industry is highly regulated.
We are subject to regulation in the US at both the federal and state level and in foreign countries. In addition, the US federal and state governments have allocated greater resources to the enforcement of these laws. If we fail to comply with these regulatory requirements, or if allegations are made that we failed to comply, our results of operations and financial condition could be adversely affected.

A sizable proportion of the products that we manufacture, source, distribute or market are required to comply with regulatory requirements.
To lawfully operate our businesses, we are required to hold permits, licenses and other regulatory approvals from, and to comply with operating and security standards of, governmental bodies. Failure to maintain or renew necessary permits, licenses or approvals, or noncompliance or concerns over noncompliance may result in suspension of our ability to distribute, import or manufacture products, product recalls or seizures, or criminal and civil sanctions and could have an adverse effect on our results of operations and financial condition.

The manufacture, distribution, marketing and use of the products we source are subject to extensive regulation and increased scrutiny by the Food and Drug Administration (FDA) and other regulatory bodies in Brazil, Colombia, Mexico, Nigeria and South Africa.
Any new product must undergo lengthy and rigorous testing and other extensive, costly and time-consuming procedures mandated by FDA and foreign regulatory authorities. Changes to current products may be subject to vigorous review, including additional 510(k) and other regulatory submissions, and approvals are not certain. Our facilities must be approved and licensed prior to production and remain subject to inspection from time to time thereafter. Failure to comply with the requirements of FDA or other regulatory authorities, including a failed inspection or a failure in our adverse event reporting system, could result in adverse inspection reports, warning letters, product recalls or seizures, monetary sanctions, injunctions to halt the manufacture and distribution of products, civil or criminal sanctions, refusal of a government to grant approvals or licenses, restrictions on operations or withdrawal of existing approvals and licenses. Any of these actions could cause a loss of customer confidence in us and our products, which could adversely affect our sales and results of operations.

The sales, marketing and pricing of products and relationships that medical device companies have with healthcare providers are under increased scrutiny by federal, state and foreign government agencies.
Compliance with the Anti-Kickback Statute, False Claims Act, Food, Drug and Cosmetic Act (including as these laws relate to off-label promotion of products) and other healthcare related laws, as well as competition, data and patient privacy and export and import laws is under increased focus by the agencies charged with overseeing such activities, including FDA, Office of Inspector General (OIG), Department of Justice (DOJ) and the Federal Trade Commission.

Part of our business model does rely on third-party distributors to effectively distribute our products outside the United States.
We depend, in part, on medical device distributors for the marketing and selling of our products in foreign countries. We depend on these distributors' efforts to market our products, yet we are unable to control their efforts completely. These distributors typically sell a variety of other, non-competing products that may limit the resources they dedicate to selling our products. In addition, we are unable to ensure that our distributors comply with all

applicable laws regarding the sale of our products. If our distributors fail to effectively market and sell our products, in full compliance with applicable laws, our operating results and business may suffer. Recruiting and retaining qualified third-party distributors and training them in our technology and product offerings require significant time and resources. To develop and expand our distribution, we must continue to scale and improve our processes and procedures that support our distributors. Further, if our relationship with a successful distributor terminates, we may be unable to replace that distributor without disruption to our business. If we fail to maintain relationships with our distributors, fail to develop new relationships with other distributors, including in new markets, fail to manage, train or incentivize existing distributors effectively, or fail to provide distributors with competitive products on attractive terms, or if these distributors are not successful in their sales efforts, our revenue may decrease and our operating results, reputation and business may be harmed.

The design, manufacture and marketing of the medical devices we produce entail an inherent risk of product liability claims.
Manufacturing and marketing of the commercial products we source, and clinical testing of our products under development, may expose us to product liability and other tort claims. Although we have, and intend to maintain, liability insurance, the coverage limits of our insurance policies may not be adequate and one or more successful claims brought against us may have a material adverse effect on our business and results of operations. There are a number of factors that could result in an unsafe condition or injury to, or death of, a patient with respect to these or other products which we manufacture or sell, including component failures, manufacturing flaws, design defects or inadequate disclosure of product-related risks or product-related information. Product liability claims may be brought by individuals or by groups seeking to represent a class. The outcome of litigation, particularly class action lawsuits, is difficult to assess or quantify. Plaintiffs in these types of lawsuits often seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. Any costs (the material components of which are settlements, judgments, legal fees and other related defense costs) not covered under our previously issued product liability insurance policies and existing reserves could have a material adverse effect on our revenues, financial position and cash flows. Additionally, product liability claims could negatively affect our reputation, continued product sales, and our ability to obtain and maintain regulatory approval for our products.

Risks Related to the Securities

The SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the SAFE (Simple Agreement for Future Equity) may be tradeable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the SAFE (Simple Agreement for Future Equity). Because the SAFE (Simple Agreement for Future Equity) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the SAFE (Simple Agreement for Future Equity) have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the SAFE (Simple Agreement for Future Equity) may also adversely affect the price that you might be able to obtain for the SAFE (Simple Agreement for Future Equity) in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the offering the Company's current owners of 20% or more beneficially own up to 63.8% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Rhode Island law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will not become equity holders until the company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow

Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Maternova is solutions company using ecommerce to distribute obstetric and newborn devices to emerging and developing markets in a pioneering business model in the global health space. Recognized by Bloomberg BusinessWeek as a TOP 25 Social Entrepreneur in America, the company's reach has extended to touching lives in over 170 countries. Maternova, Inc. is revolutionizing the way life-saving global health products are discovered, accessed and distributed. We have built the first ecommerce platform focused on accelerating innovative solution sets in the $20B maternal/newborn health industry. The company began with a single product offering and a few dozen customers making small $30-$50 orders. By Q4 of 2015, Maternova had sold its first $50,000 order directly to a major customer. Exclusive supplier agreements ensure our innovative offerings, while in-country distributor partners ensure access to an established market. Maternova is in discussions for partnerships with larger corporate medical device manufacturers who see our platform as a unique sales channel.

For more information, see a video of our Company and product, a transcript of which is attached hereto as Exhibit B.

Business Plan
Our business model relies on the continued growth and success of existing brands and products, as well as the creation of new products, including our Zika protective apparel solution. We have already sold to over 400 customers in more than 40 countries, many of them repeat customers. Maternova Inc. has a strong pipeline of new technologies as well as a proven track record selling to customers. By expanding the model we have already built to include more target markets, more languages, and several additional proprietary solution sets, we offer a compelling value proposition in a market that only continues to grow (population growth). We target fast-growing markets in Brazil, Colombia and Mexico and will expand into other markets in Indonesia and northern Africa.

History of the Business

The company was founded in 2009 by Meg Wirth to accelerate innovative solutions in the area of maternal and newborn health. An initial product (midwifery kit) hit the market in 2010. Based on customer feedback, and the addition of a cofounder in 2012, Allyson Cote, Maternova Inc. pivoted to become a solutions company using ecommerce to distribute solution sets in the obstetric and newborn health industry.

We moved from a single product offering to an ecommerce site offering over 40 products and ensuring exclusivity in our distribution agreements with suppliers or entrepreneurs.

The Company's Products and/or Services

Product / Service	Description	Current Market
Medical devices	We sell CE-marked medical devices like the CRADLE vital signs alert developed by Microlife.	Current markets include multiple low- and middle-income countries, with a particular focus on humanitarian agencies like the Red Cross who provide emergency care.
Medical diagnostics	We sell CE-marked rapid diagnostics that detect a range of conditions in the infectious diseases and women's health space (schistosomiasis).	Current markets include multiple low- and middle-income countries, with a particular focus on humanitarian agencies like the Red Cross who provide emergency care.
Zika protective apparel	We are developing a Zika protective apparel solution using a patented nanotechnology that repels the mosquitos that carry Zika.	Global markets will be sought with a focus on the U.S., Brazil and Colombia.

We are deliberately researching and developing new solution sets in the area of obstetrics and newborn health as well as expanding our reach to new markets overseas that are dependent upon imports of medical device and diagnostic solutions. The proceeds of this offering will be used to fuel Zika and malaria solution kits, with a focus on nanotechnology enhanced repellent textiles to respond to the Zika epidemic in Latin America and increasingly the United States.

The Company sells its solution sets in most of its major markets either through ecommerce and direct sales to major humanitarian groups operating in more than 100 countries around the world (e.g. International Federation of the Red Cross) or through indirect sales to in-country distributors who in turn sell medical equipment to governments, hospitals, research institutions and clinics.

Competition
The Company's primary competitors are VIA Global Health, GE Healthcare, Alibaba, Utah Medical, Medtronic, Thrive Networks (a nonprofit), TALC UK (a non profit).

The markets in which our products are sold are very price sensitive but Maternova focuses on essential life-saving technologies, ensuring that we are offering exclusive, tested and trusted innovations that can only be purchased through our brand. In some cases, our products compete against similar products of many large and small companies, including well-known global competitors, but Maternova focuses on developing complete solution sets to cater to customer needs, in some cases including the technologies of well-known corporate companies as part of the solution set. We are well positioned in the industry segments and markets in which we operate, often holding a leadership position as a 'trusted brand' that is pro-woman, pro-midwife and focused on appropriate, affordable, proven but innovative medical devices and diagnostics. Product quality, performance, value and packaging are also important differentiating factors.

Supply Chain and Customer Base
We have spread our risk across 40 different products in the medical device and diagnostic space. The suppliers are in Canada, China, the United States and Europe. The raw materials used by the manufacturers who create these medical devices and diagnostics are generally available from multiple sources. There is one product that is only

available from a single manufacturer in the United States and thus, this one product could be subject to pricing fluctuations or industry-wide shortages.

Maternova Inc.'s more than 400 customers are hospitals, research institutions, governments, non-profits and humanitarian organizations and clinicians that provide medical care around the world.

Intellectual Property and Research and Development

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Country
85-145,484	Brand	MATERNOVA TOOLS & IDEAS THAT SAVE MOTHERS etc. (STYLIZED/DESIGN)	November 1, 2011	USA

We have a provisional patent filed for a for a proprietary predictive indicator system for postpartum hemorrhage. Using key biomarkers, and a weighted data system, we have achieved academic rigor with several highly trained physicians who have reviewed key components for the system. It can be developed as both an app as well as a low literacy version.

We are constantly developing and innovating new solution sets and customer experiences. We do not allocate a distinct portion of our operating budget to research and development as varies in different fiscal years.

Real Property

See table below for leased office. The Company does not currently own any real property.

Property Address	Own or Lease	Description
460 Harris Ave, Suite 201 Providence RI 02909	Lease	The Company leases a single unit in this commercial building in Providence, RI, though the Company is not currently under a formal lease agreement.

Governmental/Regulatory Approval and Compliance

Our business has been and will continue to be subject to the Food and Drug Administration and various other U.S. laws and regulations if we choose to sell certain FDA approved medical devices or diagnostics within the U.S. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these various governmental bodies. Maternova Inc. cannot, and does not, sell any medical devices or diagnostics that are NOT FDA approved within the United States. Our core business occurs outside of the United States and FDA jurisdiction. We primarily drop ship and distribute products that have been CE-marked (European medical device/diagnostic regulatory approval) from one country (e.g. Hong Kong) to our customer in another country (e.g. Brazil).

Maternova has a platinum rating with GIIRS for social impact investors. With all innovations, we have worked with country regulatory officers to fulfill all necessary registrations for each innovation.

Litigation

16

None

Other

The Company's principal address is 460 Harris Avenue, Suite 201, Providence, RI 02909.

The Company's telephone number is 401-273-6700.

The Company conducts business in Brazil, Colombia, Ecuador, El Salvador, Canada, Peru, Dominican Republic, Philippines, Haiti, Honduras, Bolivia, The Netherlands, Switzerland, Nigeria, Niger, Tanzania, Sudan, Timor Leste, Sierra Leone, Uganda, Bangladesh, India, Hong Kong, China.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5%	$5,000	10%	$50,000
Estimated Attorney Fees	15%	$15,000	5%	$25,000
Estimated Accountant/Auditor Fees	5%	$5,000	4%	$22,000
Marketing	10%	$10,000	8%	$40,000
Research and Development	7%	$7,000	5%	$25,000
Manufacturing	25%	$25,000	32%	$160,000
Future Wages	30%	$30,000	31%	$153,000
General Working Capital	3%	$3,000	0%	$0
Contracts and licenses	0%	$0	5%	$25,000
Total	**100%**	**$100,000**	**100%**	**$500,000**

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The company may alter the use of proceeds given the rapidly evolving needs of the global health space, particularly with regard to the Zika epidemic.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Margaret E. Wirth

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Founded the company in 2009, then brought on Cofounder as the company pivoted and raised Seed stage funding in 2012.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Oversee strategy and financing of the company. Responsible for all contracts, consultants, and corporate actions of the Company.

Education
Harvard University, BA Princeton University, Woodrow Wilson School, MPA

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Allyson E. Cote

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Started March 2012. Co-founder.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Oversee sales and marketing. Oversee all operations of the company, including relationships with suppliers and customers. Oversee shipping and fulfillment processes.

Education
University of Massachusetts, BA.

Control/Major Decisions

The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Shareholders
Incurrence of indebtedness	Shareholders
Sale of property, interests or assets of the Company	Shareholders
Determination of the budget	President (as authorized by the Board, if applicable)
Determination of business strategy	Shareholders

Dissolution of liquidation of the Company	Shareholders

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Rhode Island law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgements, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in Rhode Island.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Series A Common Stock
Amount outstanding	1,277,778
Voting Rights	Standard voting rights
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Securities being offered	The Directors and the stockholders could authorize and issue additional shares of Common Stock at a later date. The availability of such Common Stock and its potential future issuance may be dilutive and could adversely affect the value of the Securities offered hereunder.
Percentage ownership of the company by holders of the Series A Common Stock (assuming conversion of convertible securities)	63.8%

Type of security	Series A Preferred Stock
Amount outstanding	117,778
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Securities being offered	The Preferred Stock is senior to the Securities. In addition, the Directors and the stockholders could authorize and issue additional shares of Preferred Stock at a later date. The availability of such Preferred Stock and its potential future issuance may be dilutive and could adversely affect the value of the Preferred offered hereunder.
Percentage ownership of the company by holders of the Series A Preferred Stock (assuming conversion of convertible securities)	11.7%

Type of security	Series A Options
Amount outstanding	121,875
Voting Rights	n/a
Anti-Dilution Rights	None
Percentage ownership of the company by holders of the Series A Options (assuming conversion of convertible securities)	10.8%

Type of security	Convertible Note
Amount outstanding	$10,000.00
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Securities being offered	The convertible notes may convert into shares of Preferred Stock of the Company at a later date. The availability of such Preferred Stock may be dilutive and such Preferred Stock will have greater rights than the Securities offered hereunder.

Type of debt	Notes
Name of creditor	Social Enterprise Greenhouse
Amount outstanding	$14,999.00
Interest rate and payment schedule	5 percent
Maturity date	May 1, 2018

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $4,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

A majority of the Company is owned by the co-founders of the company (63.8%).

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering

Margaret Wirth	37.6%
Allyson Cote	26.2%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information.

Operations

We believe that our prior earnings and cash flows are indicative of future earnings and cash flows because Product Development costs will be reduced due to the Product line we are selling now. Our Revenue has continually increased and our Expenses and Cost of Goods are evening out to a more stable forecast. We have an increasingly excellent reputation and strong brand with our clients and have worked through the difficulties of the manufacturing, shipping and customs issues.

The Company intends to improve profitability in the next 12 months by introducing new solution sets (including the Zika protective apparel launch) that are safe and easy to use to protect the health of women and children throughout the world in areas that offer little to no health care.

The Company currently requires $9,000.00 a month to sustain operations.

Liquidity and Capital Resources

The proceeds of the offering are not necessary to the operations of the Company. The Offering proceeds are important to our operations. While not dependent on the offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically the launch of a disruptive new public health approach to protecting pregnant women against the Zika virus. Because we have already allocated the proceeds to a specific use dependent on the completion of this Offering, the proceeds will not have a material effect on our liquidity.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company has not made any material capital expenditures in the past two years. The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

The Company does not currently believe it is subject to any trends or uncertainties.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgement. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 500,000 of SAFEs (Simple Agreements for Future Equity) for up to $500,000.00. The Company is attempting to raise a minimum amount of $100,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by October 19, 2016 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $500,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a First-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. A third-party valuation or appraisal has not been prepared for the business.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with The Kingdom Trust Company until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering after five (5) days from reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $20.00.

The Offering is being made through Republic, the Intermediary. The following three fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fee (%)
5.0

Commission/Fee (flat)
0.0

Stock, Warrants and Other Compensation
2% of same security

Transfer Agent and Registrar
The transfer agent and registrar for the Securities is FundAmerica.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 2,000,000 shares of common stock, par value $0.01 per share, of which 1,277,778 common shares will be issued and outstanding, and (ii) 250,000 shares of preferred stock, par value $1.125 per share, of which 117,778 preferred shares will be issued and outstanding.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Purchasers to any dividends.

Conversion

Upon each future equity financing of greater than $1,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series securities equal to the quotient obtained by dividing (a) the amount the Purchaser paid for the Securities (the "Purchase Amount") by (b) the lowest price per share of the securities sold in such Equity Financing multiplied by 90.00%.

The price determined in (b) immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the product of (a) 90.00% multiplied by (b) the quotient resulting from dividing (x) the Company's current valuation immediately prior to the Liquidity Event by (y) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The following table sets forth who has the authority to make the certain Company appointments:

Appointment of the Managers or Board of Directors of the Company	Shareholders
Appointment of the Officers of the Company	Board of Directors

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer

The Securities being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Mother
Relationship to the Company	Family relation to co-founder
Total amount of money involved	$15,000.00
Benefits or compensation received by related person	None
Benefits or compensation received by Company	None
Description of the transaction	In the very early stages of the Company, it received a

	loan from the mother of co-founder Meg Wirth

Conflicts of Interest

The Company has not engaged in any transactions or relationships which may give rise to a conflict of interest with the Company, its operations or its securityholders.

OTHER INFORMATION

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Margaret E. Wirth
_____
(Signature)

Margaret E. Wirth
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Margaret E. Wirth
_____
(Signature)

Margaret E. Wirth
_____
(Name)

Director
_____
(Title)

July 19, 2016
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Exhibit B   Video Transcript

EXHIBIT A
Financial Statements

MATERNOVA, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

December 31, 2015 and 2014

Together with
Independent Accountants' Review Report

Maternova, Inc.
Index to Financial Statements



Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

The Board of Directors and Management
Maternova, Inc.
Providence, Rhode Island

We have reviewed the accompanying financial statements of Maternova, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of operations, stockholders' deficit, and of cash flows the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying balance sheet does not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

dbbMckennon

Newport Beach, California
July 18, 2016

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756   P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com

Santa Monica   Newport Beach   San Diego

MATERNOVA, INC.
BALANCE SHEETS
AS OF DECEMBER 31, 2015 AND 2014

		2015		2014
Assets				
Current assets:				
Cash	$	16,351	$	8,399
Accounts receivable		4,727		6,051
Inventory		8,908		11,724
Advances to related party		17,278		15,418
Total current assets		47,264		41,592
Property and equipment, net		467		2,917
Total assets	$	47,731	$	44,509
Liabilities and Stockholders' Deficit				
Current liabilities:				
Accounts payable	$	28,077	$	24,113
Accrued liabilities		2,527		2,272
Related party advances		59,246		42,699
Notes payable		5,795		6,280
Notes payable - related party		5,000		5,000
Total current liabilities		100,645		80,364
Commitments and contingencies (Note 4)		-		-
Stockholders' Deficit:				
Preferred stock, $0.01 par value 250,000 shares authorized, 117,778 issued and outstanding at December 31, 2015 and 2014, respectively		1,178		1,178
Common stock, $0.01 par value, 2,000,000 shares authorized; 722,222 shares issued and outstanding at December 31, 2015 and 2014, respectively		7,222		7,222
Additional paid-in capital		173,491		139,896
Accumulated deficit		(234,805)		(184,151)
Total stockholders' deficit		(52,914)		(35,855)
Total liabilities and stockholders' deficit	$	47,731	$	44,509

MATERNOVA, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
Revenues	$ 169,268	$ 130,231
Cost of revenues	126,426	94,175
Gross profit	42,842	36,056
Operating Expenses:		
General and administrative	87,352	59,992
Sales and marketing	5,162	6,114
Research and development	2,383	4,482
Total operating expenses	94,897	70,588
Operating loss	(52,055)	(34,532)
Other (income) expense :		
Interest expense	549	474
Other income	(2,450)	-
Total other (income) expense	(1,901)	474
Loss before provision for income taxes	(50,154)	(35,006)
Provision for income taxes	500	500
Net loss	$ (50,654)	$ (35,506)

MATERNOVA, INC.
STATEMENTS OF STOCKHOLDERS' DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	Preferred Stock		Common stock		Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount				
December 31, 2013	117,778	$ 1,178	722,222	$ 7,222	$ 126,800	$ (20,000)	$ (148,645)	$ (33,445)
Preferred Series A funds received	-	-	-	-	-	20,000	$ -	$ 20,000
Contributed capital	-	-	-	-	13,096	-	-	13,096
Net loss	-	-	-	-	-	-	(35,506)	(35,506)
December 31, 2014	117,778	1,178	722,222	7,222	139,896	-	(184,151)	(35,855)
Stock compensation	-	-	-	-	29,700	-	-	29,700
Contributed capital	-	-	-	-	3,895	-	-	3,895
Net loss	-	-	-	-	-	-	(50,654)	(50,654)
December 31, 2015	117,778	$ 1,178	722,222	$ 7,222	$ 173,491	$ -	$ (234,805)	$ (52,914)

MATERNOVA, INC.
STATEMENTS CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (50,654)	$ (35,506)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	200	1,000
Sale of assets	2,250	-
Stock-based compensation	29,700	-
Changes in operating assets and liabilities:		
Accounts receivable	1,324	(6,191)
Inventory	2,816	(1,376)
Other current assets	-	-
Accounts payable	3,964	15,693
Accrued liabilities	255	255
Net cash used in operating activities	(10,145)	(26,125)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Advances to related party	(1,860)	(1,829)
Net cash used in investing activities	(1,860)	(1,829)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from related party advances	16,547	-
Repayments of notes payable	(485)	(500)
Proceeds from contributed capital	3,895	13,096
Proceeds from Series A Preferred Stock	-	20,000
Net cash provided by financing activities	19,957	32,596
Increase (decrease) in cash and cash equivalents	7,952	4,642
Cash and cash equivalents, beginning of year	8,399	3,757
Cash and cash equivalents, end of year	$ 16,351	$ 8,399
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ 145	$ 105
Cash paid for income taxes	$ 500	$ 500

NOTE 1 – NATURE OF OPERATIONS

Maternova, Inc. was incorporated on May 6, 2009 in the State of Rhode Island. The Company's headquarters are located in Providence, Rhode Island. The financial statements of Maternova, Inc. (which may be referred to as "Maternova" the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Maternova is a pioneering, award-winning health care solutions company in the women's health space. We employ ecommerce and direct sales of innovative medical devices and diagnostics to generate a 30-50% margin on products where we have carved out exclusivity by geography or by customer. The Company drop ships from one foreign country to another and generally does not carry inventory. Maternova has been revenue generating for four years, with over 400 customers, many of them repeat customers.

Going Concern and Management's Plans
We will rely on debt and equity financing for working capital until positive cash flows from operations can be achieved, and have incurred operating losses since Inception. These above matters raise substantial doubt about the Company's ability to continue as a going concern. Throughout the next 12 months, the Company intends to fund its operations with funding from our Regulation Crowdfunding offering, a potential line of credit from the Rhode Island Department of Commerce, and increased revenue from our operations. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet does not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2015 and 2014. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and cash equivalents, accounts payable, accrued liabilities, and shareholder advances. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable are reported net of allowance for expected losses. These represent the amounts we expect to collect from outstanding balances. The difference between the amount due and the amount management expects to collect is charged to operations in the year in which those differences are determined by us, with an offsetting entry to a valuation allowance. As of December 31, 2015 and 2014, the Company has no allowance for doubtful accounts.

Inventory
Inventory is valued at the lower of cost or market, and is stated using the first-in, first-out (FIFO) method. We will record a provision for loss for obsolete or slow moving inventory to reduce carrying amounts to net realizable value. During the years ended December 31, 2015 and 2014, we have determined any such reserve would be negligible.

Inventory is made up of finished goods not classified as medical devices.

Property and Equipment
Property and equipment are stated at cost. The Company's fixed assets are depreciated using the straight-line method over the estimated useful life. Leasehold improvements are depreciated over shorter of the useful life or lease life. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Depreciation expense for the years ended December 31, 2015 and 2014 was $200 and 1,000, respectively

Impairment of Long-Lived assets
The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during the years ended December 31, 2015 and 2014. There can be no assurance, however, that market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Accounting for Preferred Stock
ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including the equity shares of any entity whose financial statements are included in the financial statements) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, derivative liability accounting is not required by the Company. In addition, the Company has presented preferred stock within stockholders' equity due to the exemptions allowed for private companies.

Costs incurred directly for the issuance of the preferred stock and other discounts are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the redemption value of the preferred stock. A discount to the redemption amount of a contingently redeemable preferred stock is only amortized once the redemption provisions are probable to occur using the effective interest method of accounting. Related unpaid cumulative dividends follow the treatment of discounts and are not recognized until declared.

Revenue Recognition
The Company will recognize revenues from a product sale when (a) persuasive evidence that an agreement exists; (b) the products have been delivered; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

The sale of our products is subject to revenue in the event of customer dissatisfaction with the product before usage. Historically, returns have been negligible.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 "Share-Based Payment". Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 "Equity". The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 "Income Taxes" ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. At December 31, 2015 and 2014, the Company has established a full allowance against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

During the year ended December 31, 2015, one customer made up 21% of the Company's revenues. Management believes the loss of this organization would have a material impact on the Company's financial position, results of operations, and cash flows.

During the years ended December 31, 2015 and 2014, one vendor made up 31% and 37%, respectively of the company's inventory purchases. Management believes the loss of this organization would not have a material impact on the Company's financial position, results of operations, and cash flows.

Recent Accounting Pronouncements
In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective for us beginning January 1, 2018. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those annual years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – DEBT

Shareholder Advances
From time-to-time since inception the company received advances from our Chief Executive Officer for short-term working capital. Such advances were considered short-term and non-interest bearing. As of December 31, 2015 and 2014, the balance outstanding was $42,699 and included in related party advances in the accompanying balance sheet.

Related Party Advances
From time to time, during 2015, the company received funds from a related party non-profit company controlled by our Chief Executive Officer for working capital. The advances were intended to be short-term, due on demand and carry no interest. Total amounts advanced of $16,547 are included in related party advances in the accompanying balance sheet.

Notes Payable
In 2010, the Company entered into a note payable for $10,000 with imputed interest of 1.6% and a maturity date of September 2014. The note called for annual payments of $2,500 with interest payable in the third year. As of December 31, 2015 and 2014 $2,295 and $2,780 remained outstanding, respectively. The note is in technical default and due on demand.

In October 2013, we issued a note payable for $3,500. The note bears interest at 3% and is repayable in installments of $1,000, 12 months after the commencement of the note. As of December 31, 2015 and 2014, $3,500 remains outstanding. The note is in technical default and due on demand.

Related Party Note Payable
In October 2013 we issued a note payable for $5,000. The note bears interest at 3% and is repayable in installments of $1,000 12 months after the commencement of the note. As of December 31, 2015 and 2014, $5,000 remains outstanding. The note is in technical default and due on demand.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS DEFICIT

Common Stock
We have authorized the issuance of 2,000,000 shares of our common stock, each share having a par value of $0.01. Each share of common stock is entitled to one vote. Upon Inception, one of our founders was issued 722,222 shares of common stock upon inception.

Preferred Stock
We have authorized the issuance of 250,000 shares of our preferred stock, which has been designated Series A Preferred Stock ("Series A"), each share having a par value of $0.01. Series A holders are entitled to the number of votes equal to the number of whole shares of common stock into which the shares of Series A are convertible into on the date of vote. Each Series A shares shall be convertible into common stock, at the option of the holder at anytime, equal to the Series A Original Issue Price (defined below) by the Series A Conversion Price, initially set to $1.125.

After the date of issuance a Series A share, dividends at the rate per annum of $0.04 per share shall accrue on such shares of Series A. Accruing dividends shall accrue from day-to-day, where or not declared, and shall be cumulative, provided however, that accruing dividends shall be payable only when, as, and if declared by the Board of Directors. No other class of stock shall receive dividends unless the holders of the Series A then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A at least equal to the amount of the aggregate accruing dividend then accrued and no previously paid.

The Series A Original Issue price is $1.125. In the event of voluntary or involuntary liquidation, dissolution, or winding up of the Company or deemed liquidation event, the holders of Series A shall be entitled to be paid out of the assets of the Company available for distribution before any payments shall be made to common stock holders, in an amount equal to the Series A Original Issued Price, plus any dividends declared but unpaid thereon, where or not declared. If assets available for distribution are insufficient to pay the Series A shareholders, such assets shall be distributed pro-rata to the Series A holders.

The Series A are automatically converted upon either 1) the closing of the sale of shares of common stock to the public at a price of at least $5.625 per shares in an underwritten public offering resulting in at least $10,000,000 of net proceeds or 2) by vote of at least 75% of the Series A shareholders.

Contributed Capital

During the years ended December 31, 2015 and 2014, our co-founder and Chief Executive officer contributed capital of $3,895 and $13,096, respectively, for which no repayment is required. Such contributed capital is included in additional paid-in capital in the accompanying statements of stockholders' deficit.

Shares Issued for Services

During the year ended December 31, 2015, the Company formalized an agreement among our co-founders for equity ownership. In connection therewith, our sole common shareholder transferred 297,000 shares to the other co-founder. There was no change in the shares issued and outstanding. However, such transaction was deemed a stock transfer on behalf of the Company. The Company valued the shares at $0.10 per share based on Management estimates for total stock based compensation of $29,700. The co-founders agreed the shares were to be fully vested upon transfer.

Stock Options

In 2012, our Board of Directors adopted the Maternova Inc. 2012 Stock Plan (the "2012 Plan"). The 2012 Plan provides for the grant of equity awards to employees, and consultants, including stock options, stock purchase rights and restricted stock units to purchase shares of our common stock. Up to 277,778 shares of our common stock may be issued pursuant to awards granted under the 2012 Plan. The 2012 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

In 2012, the Company issued 96,875 stock options under the 2012 Plan to various advisors and employees. All such options were immediately vested upon issuance and remain issued and outstanding as of December 31 2015 and 2014. The stock options have an exercise price of $1.00 per share, expire in ten years, have an estimated weighted average remaining life of approximately seven years and a weighted average exercise price of $1.00. The stock options were valued using the Black-Scholes pricing model and the expense related to these options was recognized in 2012 and was negligible.

NOTE 6 – RELATED PARTY TRANSACTIONS

Advances to Related Party

From time-to-time, the Company advances funds to one of our co-founders and shareholders. Such advances are meant to be short-term and carry no interest. As of December 31, 2015 and 2014, the balance outstanding was $17,278 and $14,618, respectively.

Related Party Advances and Notes Payable

See Note 3 for related party advances and notes payable.

Contributed Capital

See Note 5 for capital contributed by a related party.

NOTE 7 – INCOME TAXES

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. From inception to December 31, 2015, the Company had net operating losses of approximately $130,000. The Company is subject to

Federal and State income taxes at rates and has used an effective blended rate of 34% to derive a net deferred tax asset of approximately $44,000. Due to the uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating losses before they expire, the Company has recorded a valuation allowance to reduce the net deferred tax asset to zero, and accordingly, has not recorded an income tax provision or benefit for the years ended December 31, 2015 or 2014.

Based on federal tax returns filed or to be filed through December 31, 2015, we had available approximately $130,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Net operating loss carryforwards start to expire 2033 or 20 years for federal income and state tax reporting purposes.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Rhode Island state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

NOTE 8 – SUBSEQUENT EVENTS

In June 2016, the Company entered into a convertible note (the "Note") with a third party. The Note bears interest at 4%, per annum. The entire unpaid principal sum of this Note, together with accrued and unpaid interest thereon, shall become immediately due and payable upon the insolvency of the Company, the commission of any act of bankruptcy by the Company, the execution by the Company of a general assignment for the benefit of creditors, the filing by or against the Company of a petition in bankruptcy or any petition for relief under the federal bankruptcy act or the continuation of such petition without dismissal for a period of 90 days or more, or the appointment of a receiver or trustee to take possession of the property or assets of the Company. Upon the closing of the first sale or series of sales of equity securities by the Company after the date hereof which results in proceeds to the Company (inclusive of the amount represented by the Note) in the aggregate amount of at least $300,000 (a "Qualified Financing"), the outstanding principal balance of this Note together with accrued interest shall automatically convert on the date of the closing of such Qualified Financing, into the same securities issued in the Qualified Financing on the same terms and conditions applicable to the other investors participating in the Qualified Financing; provided, however, that the price per equity security applicable to the conversion of this Note (and other similar Notes) shall be equal to the lesser of (i) 100 percent of the price per security paid by the other investors participating in the Qualified Financing, or (ii) a price per share calculated at such time based on a $1,500,000 pre-money valuation, rounded down to the nearest whole share; subject to the Lender executing customary stock purchase.

The Company has evaluated subsequent events that occurred after December 31, 2015 through July 18, 2016, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT B
Video Transcript

Video Transcript

Allyson Cote: The CDC has declared Zika an international public health emergency.

Meg Wirth: Those most threatened by Zika are pregnant women and their unborn children. We all have pregnant women in our lives, and we know that they have enough to worry about already. We don't have time to wait for a vaccine and we don't want to risk infection. It is up to us ladies, together, we can fight Zika.

Meg Wirth: Hi Republic investors, I'm Meg Wirth, and alongside Allyson Cote, I founded Maternova. A company that develops and commercializes solutions for global women's health. We are an early stage revenue generating company, based in Providence, RI. We already sell to hospitals and clinics around the world, and we're really excited to share this opportunity to invest with you.

Allyson Cote: The team at Maternova is leading the charge to create a revolutionary solution for Zika. And to do that, our team scoured the globe, and we have found the absolute best fabric. Not only is this fabric EPA approved, meaning that its permethrin free and safe for pregnant moms and women of reproductive age, it's also washable up to fifty times, has no odor, comes in an amazing array of colors and fabrics. This nanotechnology is truly one of a kind.

Allyson Cote: In order to create these garments that women of reproductive will actually want to wear, we have found and partnered up with two amazing Brazilian designers. They are both highly skilled, and not only do they understand the industry, they know what is currently on trend, and they have designed things within an affordable price point.

Meg Wirth: Maternova works directly with partner clinics in Colombia, Brazil, and El Salvador. And with your support of this campaign, you will allow us to subsidize protective apparel for the women most at risk of Zika in low income areas of these countries.

Allyson Cote: Right now the team at Maternova is laser focused on the Zika challenge. But we're also a leading global provider of solutions in maternal and neonatal health; in areas ranging from postpartum hemorrhage, to preeclampsia, and even anemia. We invite you to learn more about us, and please contact us with questions. Your investment through Republic will allow us – and you – to save more lives more quickly. And we thank you, for all that you do for women.